ORGANA GARDENS Sustainable Vertical Garden Systems

Corporate Office: 35 South Ocean Avenue, Patchogue, New York, 11772
Phone: 1-888-488-6882    Fax: 1-888-265-0498

December 30, 2011

Anne Nguyen Parker
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Reference:             Organa Gardens International Inc.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 31, 2011
File No.: 0-13577

Dear Ms. Parker:

We received your letter of July 26, 2011, containing comments prepared by the Staff of the Securities and Exchange Commissions, which pertain to the Form 10-K for the Fiscal Year ended December 31, 2010, filed March 31, 2011 and we hereby submit the following responses to the numbered comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Sales of Securities, page 11

1. We note your statements on pages 11 and 12 of your filing regarding shares that were issued to satisfy debts to related parties. Please advise whether such shares were issued pursuant to a registration statement on Form S-8, or if not, how such shares were registered or otherwise exempt from registration. If such shares were registered on Form S-8, please advise how the registration of such shares on Form S-8 is consistent with the Form’s requirement that the shares registered on that Form be offered to “employees” (as defined in Form S-8) pursuant to an “employee benefit plan” (as defined in Rule 405 under the Securities Act of 1933, as amended).

Please be advised that the shares were issued pursuant to a registration statement on Form S8, which allows a company to register securities that it offers to its employees and consultants under an employee benefit plan. We understand that people covered by this type of registration include employees, officers, directors, general partners and consultants. We have certain consultants that we consider related parties as they hold significant shares in the Company as well. These consultants provided bona fide services to the company and those services were not related to the sale of securities, or making a market in them. In order to satisfy the debt for their services, they were granted stock options under the benefit plan at a certain price. These stock options were subsequently exercised and properly reconciled against the debt owed by the Company to the consultants.

Notwithstanding, the comments of the Commission, we acknowledge that:

▪ Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing
▪ The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
▪ The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Yours truly,
Organa Gardens International Inc.

/s/: Jaclyn Cruz

Jaclyn Cruz
Chief Executive Officer and President

E-mail:  info@organagardens.com             Website: www.organagardens.com